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                             September 21, 2020

       Hilton Schlosberg
       President & Chief Financial Officer
       Monster Beverage Corp.
       1 Monster Way
       Corona, CA 92879

                                                        Re: Monster Beverage
Corp.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            File No. 001-18761

       Dear Mr. Schlosberg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 48

   1. We refer to your presentation of Gross Sales and note it is not a measure recognized under
                                                        GAAP. Please help us
understand:
                                                            What Gross Sales
represents. For example, tell us if this amount represents: the amount invoiced to
your customers, the full retail price of your products, or some other value;
                                                            How you considered
Item 10(e) of Regulation S-K and Regulation G;
                                                            How you analyze
trends in the level of Promotional and Other Allowances, aside from the amount as
percentage of gross sales as disclosed in your filing; and
                                                            How Gross Sales is
useful to investors given that gross sales may not be realized in the form of cash
receipts due to the allowances given to your bottlers/distributors or retail customers.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Hilton Schlosberg
Monster Beverage Corp.
September 21, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions.



FirstName LastNameHilton Schlosberg                       Sincerely,
Comapany NameMonster Beverage Corp.
                                                          Division of
Corporation Finance
September 21, 2020 Page 2                                 Office of
Manufacturing
FirstName LastName